FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the months of September & October 2004

GENCO RESOURCES LTD.

(Translation of registrant's name into English)

Suite 550 - 999 West Hastings Street Vancouver, BC V6C 2W2

(Address of principal executive offices)

Attachments:

1.

News Releases:  July 8, 2005

Indicate by check mark whether the registrant files or will file annual reports under cover Form

20-F or Form 40-F.

Form 20-F    X    Form 40-F __________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

GENCO RESOURCES LTD.
(Registrant)

Date: August 18, 2004	By: /s/ “Robert Gardner”
Name

Its: Director
(Title)

Trading Symbol TSX VE:GGC

July 8, 2005

Mr. Leslie Goodman to Join Board of Directors

Robert Gardner, Chairman of the Board of Directors for Genco Resources Ltd. (TSX-Venture Exchange GGC) “The Company” is pleased to announce that Leslie Goodman has joined The Company’s Board of Directors.

Mr. Goodman, a MA in Law from Cambridge University, England, qualified and practiced as a solicitor of the Supreme Court in London.  During his business career, Mr. Goodman worked for: ACE Limited, where he held the position of Chief Executive for both ACE Global Markets and ACE Strategic Advisors Inc.; Jardine Lloyds Advisors Limited, as Chief Executive Officer and as an Executive Committee Member to JIB Group P.L.C.; Barclays de Zoete World Limited where he was a Director and head of International M & A; and Hill Samuel, as Director of Corporate Finance.   He currently is Chairman of the Board of Directors of Viatel Holdings, a European based telecommunication carrier, and a Director of Rambler Metals and Mining P.L.C., an AIM listed mining group.  As a result of his work experience, he has an excellent understanding of the financial markets, with a particular expertise in the London and New York financial communities.

The Company, through its Compensation Committee, has issued 1,156,845 options exercisable at $0.85 per share for a period of 5 years to various directors, officers and employees of the Company and it’s Subsidiary in Mexico.

For further information: 604-682-2205

E-mail: gencoinfo@telus.net

www.gencoresources.com

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States of America. The securities have not been and will not be registered under the United States Securities Act of 1933 (the AU.S. Securities Act@) or any state securities laws and may not be offered or sold within the United States or to U.S. Persons (as defined in the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws, or an exemption from such registration is available.

Suite 550 – 999 West Hastings Street, Vancouver, B.C., Canada V6C 2W2

Tel:  (604) 682-2205  Fax:  (604) 682-2235  www.gencoresources.com

GGC (TSX Venture Exchange)